Exhibit 97.1

Integra LifeSciences Holdings Corporation
Incentive Compensation Recovery Policy
Adopted by the Board of Directors (the “Board”) of Integra LifeSciences Holdings Corporation (the “Company”) on October 11, 2023

The Company is committed to conducting business in accordance with the highest ethical and legal standards, and the Board believes that a culture that emphasizes integrity and accountability is in the best interests of the Company and its stockholders and essential to the Company’s success. The Board is therefore adopting this Incentive Compensation Recovery Policy (this “Policy”) to provide for the recovery of certain incentive compensation in the event of an Accounting Restatement. This Policy is intended to foster a culture of compliance and accountability, to reward integrity, and to reinforce the Company’s pay-for-performance compensation philosophy.

Statement of Policy

In the event that the Company is required to prepare an Accounting Restatement, except as otherwise set forth in this Policy, the Company shall recover, reasonably promptly, the Excess Incentive Compensation received by any Covered Executive during the Recoupment Period.

This Policy applies to all Incentive Compensation received during the Recoupment Period by a person (a) after beginning service as a Covered Executive, (b) who served as a Covered Executive at any time during the performance period for that Incentive Compensation and (c) while the Company has a class of securities listed on the Nasdaq Stock Market LLC (“Nasdaq”) or another national securities exchange or association. This Policy may therefore apply to a Covered Executive even after that person is no longer a Company employee or a Covered Executive at the time of recovery.

Incentive Compensation is deemed “received” for purposes of this Policy in the fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or issuance of such Incentive Compensation occurs after the end of that period. For example, if the performance target for an award is based on total stockholder return or revenue for the year ended December 31, 2023, the award will be deemed to have been received in 2023 even if paid in 2024.
Exceptions to Enforcement

The Company is not required to recover Excess Incentive Compensation pursuant to this Policy to the extent the Compensation Committee (the “Committee”) makes a determination that recovery would be impracticable for one of the following reasons (and the applicable procedural requirements are met):

(a)after making a reasonable and documented attempt to recover the Excess Incentive Compensation, which documentation will be provided to Nasdaq to the extent required, the Committee determines that the direct expenses that would be paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered;

(b)based on a legal opinion of counsel acceptable to the Nasdaq, the Committee determines that recovery would violate a home country law adopted prior to November 28, 2022; or

(c)the Committee determines that recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Definitions

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For the avoidance of doubt, a restatement resulting solely from any one or more of the following is not an Accounting Restatement: retrospective application of a change in generally accepted accounting principles; retrospective revision to reportable segment information due to a change in the structure of an issuer’s internal organization; retrospective reclassification due to a discontinued operation; retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; retrospective adjustment to provisional amounts in connection with a prior business combination; and retrospective revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

“Covered Executive” shall mean the Company’s Chief Executive Officer, President, Chief Financial Officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function, any other officer who performs a policy-making function for the Company, any other person who performs similar policy-making functions for the Company, and any other employee who may from time to time be deemed subject to this Policy by the Committee. For purposes of the foregoing, designation by the Board as an “Executive Officer” for purposes of Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) shall constitute designation as a Covered Executive.

“Excess Incentive Compensation” means the amount of Incentive Compensation received during the Recoupment Period by any Covered Executive that exceeds the amount of Incentive Compensation that otherwise would have been received by such Covered Executive if the determination of the Incentive Compensation to be received had been determined based on restated amounts in the Accounting Restatement and without regard to any taxes paid.

For Incentive Compensation received as cash awards, the erroneously awarded compensation is the difference between the amount of the cash award that was received (whether payable in a lump sum or over time) and the amount that should have been received applying the restated financial reporting measure. For cash awards paid from bonus pools, the erroneously awarded Incentive Compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated financial reporting measure.

For Incentive Compensation received as equity awards that are still held at the time of recovery, the amount subject to recovery is the number of shares or other equity awards received or vested in excess of the number that should have been received or vested applying the restated financial reporting measure. If the equity award has been exercised, but the underlying shares have not been sold, the erroneously awarded compensation is the number of shares underlying the award.

In instances where the Company is not able to determine the amount of erroneously awarded Incentive Compensation directly from the information in the accounting restatement, the amount will be based on the Company’s reasonable estimate of the effect of the accounting restatement on the applicable measure. In such instances, the Company will maintain documentation of the determination of that reasonable estimate.

“Incentive Compensation” means any compensation (including cash and equity compensation) that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (as defined below); however, it does not include: (i) equity awards that vest exclusively upon completion of a specified employment period and/or attainment of one or more non-financial reporting measures;

(ii) discretionary bonuses; and (iii) awards (either cash or equity) that are based upon subjective, strategic or operational standards, unrelated to financial reporting measures.

For purposes of this definition, a “financial reporting measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such measures, or (ii) the Company’s stock price and/or total shareholder return. A financial reporting measure need not be presented within the financial statements or included in a filing with the U.S. Securities and Exchange Commission. Incentive Compensation subject to this Policy may be provided by the Company or subsidiaries or affiliates of the Company (“Company Affiliates”). For purposes of this Policy, financial reporting measures may include, among other things, any of the following:

•Company stock price;
•Total shareholder return;
•Revenue;
•Net income;
•Organic Revenue;
•Earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA;
•Liquidity measures such as working capital or operating cash flow; and
•Earnings measures such as earnings per share and adjusted earnings per share.

“Recoupment Period” means the three completed fiscal years preceding the Trigger Date, and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years, provided that any transition period of nine months or more shall count as a full fiscal year.

“Trigger Date” means the earlier to occur of: (a) the date the Board, the Audit Committee of the Board (or such other committee of the Board as may be authorized to make such a conclusion), or the officer or officers of the Company authorized to take such action if action by the Board is not required concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement; in the case of both (a) and (b) regardless of if or when restated financial statements are filed.

Administration

This Policy is intended to comply with Nasdaq Listing Rule 5608, Section 10D of the Exchange Act, and Rule 10D-1(b)(1) as promulgated under the Exchange Act, and shall be interpreted in a manner consistent with those requirements. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. The Committee’s determinations under this Policy shall be final and binding on all persons, need not be uniform with respect to each individual covered by the Policy, and shall be given the maximum deference permitted by law.

The Committee has the authority to determine the appropriate means of recovering Excess Incentive Compensation based on the particular facts and circumstances, which could include, but is not limited to, seeking direct reimbursement of Incentive Compensation previously paid, forfeiture of vested or unvested equity awards, offsets against other payments, and forfeiture of deferred compensation (subject to compliance with Section 409A of the Internal Revenue Code).

Subject to any limitations under applicable law, the Committee may authorize any officer or employee of the Company to take actions necessary or appropriate to carry out the purpose and intent of this Policy, provided that no such authorization shall relate to any recovery under this Policy that involves such officer or employee.

If the Committee cannot determine the amount of excess Incentive Compensation received by a Covered Executive directly from the information in the Accounting Restatement, such as in the case of Incentive Compensation tied to stock price or total stockholder return, then it shall make its determination based on its reasonable estimate of the effect of the Accounting Restatement and shall maintain documentation of such determination, including for purposes of providing such documentation to Nasdaq.

Except where an action is required by Nasdaq Listing Rule 5608, Section 10D of the Exchange Act or Rule 10D-1(b)(1) promulgated under the Exchange Act to be determined in a different matter, the Board may act to have the independent directors of the Board administer this Policy in place of the Committee in any particular circumstance.

No Indemnification or Advancement of Legal Fees

Notwithstanding the terms of any indemnification agreement, insurance policy, contractual arrangement, the governing documents of the Company or other document or arrangement, the Company shall not indemnify any Covered Executive against, or pay the premiums for any insurance policy to cover, any amounts recovered under this Policy or any expenses that a Covered Executive incurs in opposing Company efforts to recoup amounts pursuant to the Policy.

Non-Exclusive Remedy; Successors

Any right of recovery pursuant to this Policy shall not in any way limit or affect the rights of the Company to pursue disciplinary, legal, or other action or pursue any other remedies available to it. This Policy shall be in addition to, and is not intended to limit, any recovery rights of the Company under any legal remedy available to the Company and applicable laws and regulations, including but not limited to the Sarbanes-Oxley Act of 2002, as amended, or pursuant to the terms of any other Company policy, including the Company’s Clawback Policy, effective as of January 1, 2013, any employment agreement, equity award agreement, or similar agreement; provided, however, that any amounts recouped, recovered or clawed back under any law or other policy that would be recoverable under this Policy shall count toward any required recoupment, recovery or clawback under this Policy and vice versa, in each case without duplication.

This Policy shall be binding and enforceable against all Covered Executives and their successors, beneficiaries, heirs, executors, administrators, or other legal representatives.
Amendment; Termination
The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to comply with any rules or standards adopted by the SEC and the listing standards of any a national securities exchange on which the Company’s securities are listed. The Board may terminate this Policy at any time.
Effective Date
This Policy is adopted as of October 11, 2023 and shall be effective as of December 1, 2023.

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